UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TRONOX LIMITED

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

Q9235V101

(CUSIP Number)

Carina Wessels

Exxaro Resources Limited

Roger Dyason Road

Pretoria West 0183

Pretoria, South Africa

+27 12 307 4384

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2015

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (Europe) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Q9235V101

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-(1)
	8.	Shared Voting Power: -0-(1)
	9.	Sole Dispositive Power: -0-(1)
	10.	Shared Dispositive Power: -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person does not beneficially own any Class A Shares; however, the Reporting Person directly owns 51,154,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 43.84% of Tronox Limited’s outstanding voting securities, based on share information released by Tronox Limited as of July 31, 2015.

Item 1. Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements Exxaro’s statement on Schedule 13D (as amended from time to time, this “Schedule 13D”) filed in relation to the Class A Shares of Tronox.

Exxaro owns 51,154,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 43.84% of Tronox Limited’s outstanding voting securities, based on share information released by Tronox as of July 31, 2015.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on this Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in this Schedule 13D.

Item 2.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation	Interest in Tronox Securities, if any (see Item 5)

Sipho Abednego Nkosi	South Africa	Director and Chief Executive Officer; Tronox Director	26,548 Class A Shares, of which 12,955 shares are vested (which represents less than 1% of all outstanding Class A Shares)

Willem Abraham de Klerk	South Africa	Director and Finance Director; Tronox Director	26,548 Class A Shares, of which 12,955 shares are vested, and 5,000 Class A Shares held by the W A de Klerk Family Trust (which together represents less than 1% of all outstanding Class A Shares)

Mxolisi Donald Mbuyisa Mgojo	South Africa	Director and CEO–designate

Mzila Isaac Mthenjane	South Africa	Executive Head: Strategy and Stakeholder Engagement

Margaretha Piater	South Africa	Executive Head: Human Resources

Mongezi Veti	South Africa	Executive Head: Sustainability

Catharina Helena Wessels	South Africa	Group Company Secretary

Johan Gerhard Meyer	South Africa	Executive Head: Business Technology

Antonie Willem Diedericks	South Africa	Executive Head: Growth and Portfolio Management

Nombasa Tsengwa	South Africa	Acting Executive Head: Carbon Operations

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation	Interest in Tronox Securities, if any (see Item 5)

Sipho Abednego Nkosi	South Africa	Chief Executive Officer of Exxaro; Tronox Director	(see table of Exxaro Executive Officers set forth above)

Willem Abraham de Klerk	South Africa	Finance Director of Exxaro; Tronox Director	(see table of Exxaro Executive Officers set forth above)

Mxolisi Donald Mbuyisa Mgojo	South Africa	CEO–designate of Exxaro

Salukazi Dakile-Hlongwane	South Africa	Non-Executive Director, Exxaro; Chairperson, Nozala Investments (Pty) Ltd

Constantinus Johannes Fauconnier	South Africa	Non-Executive Director, Exxaro

Deenadayalen Konar	South Africa	Chairman and Non-Executive Director, Exxaro; Non-Executive Director, Alexander Forbes Equity Holdings (Pty) Ltd, Credit Suisse Securities Johannesburg (Pty) Ltd, Illovo Sugar Limited, Lohmin plc, Macsteel Services Centres SA, Mustek Ltd, Old Mutual Investment Group (South Africa) Limited, Outsourced Risk and Compliance Assessment (Pty) Ltd, Sappi Limited, Steinhoff International Holdings Limited and Yeboyethu Limited

Saleh Mayet	South Africa	Head of Finance, Anglo American South Africa Limited; Non-Executive Director, Distribution and Warehousing Network Limited and various Anglo American companies

Vincent Zwelibanzi Mntambo	South Africa	Non-Executive Director, Exxaro; Executive Chairman, Xalam Performance

Richard Peter Mohring	South Africa	Non-Executive Director, Exxaro

Mahomed Fazel Randera	South Africa	Non-Executive Director, Exxaro; Deputy Chairman, Nehawu Investment Holdings and MediTech South Africa

Jeffrey van Rooyen	South Africa	Non-Executive Director, Exxaro; Non-Executive Director, MTN Group Ltd., Uranus Group, Pick n Pay Stores Limited and Pick n Pay Holdings Limited

Vuyisa Nkonyeni	South Africa

Chief Executive Officer, Kagiso Tiso Holdings (Pty) Limited; Non-Executive Director, Africa Cellular Towers Limited, Metropolitan Health (Pty) Ltd, Momentum Medical Scheme Administrators (Pty) Ltd and Kagiso Tiso Holdings (Pty) Ltd.

Dalikhaya Zihlangu	South Africa	Non-Executive Director, Exxaro; Non-Excutive Director, Eyabentu Capital Consortium (Pty) Ltd, Intambanane Mining (Pty) Ltd, Mac TranseoLephalale (Pty) Ltd, Zibuko Mining (Pty) Ltd and Royale Energy Limited

Monhla Wilma Hlahla	South Africa	Non-Executive Director, Exxaro; Chairperson, Royal Bafokeng Holdings (Pty) Limited; Director, Liberty Holdings Limited and Stanlib Limited

(b) The business address of each Exxaro executive officer and director is Roger Dyason Road, Pretoria West 0183, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

As described in Part I, Item 1 of the Tronox Form 10-K for the year ended December 31, 2014, upon completion of the June 15, 2012 transaction that combined Tronox Incorporated’s and certain of Exxaro’s businesses under Tronox Limited, Exxaro agreed to a three-year standstill period under the terms of the Shareholder’s Deed. During this standstill period, Exxaro agreed not to engage in any transaction or other action that would result in its beneficial ownership of Tronox’s voting shares exceeding 45% of Tronox’s total issued shares. In addition, except under certain circumstances, Exxaro agreed not to sell, pledge or otherwise transfer any such voting shares during this standstill period.

In light of the June 15, 2015 expiration of this standstill period, Exxaro’s management and board of directors has reviewed Exxaro’s holdings in Tronox and the various options available to Exxaro with respect to its ownership in Tronox. Following a careful review, Exxaro’s board of directors has determined to maintain the status quo with respect to its ownership in Tronox for the present time. Exxaro intends to continue to act in accordance with its post-standstill period obligations under the Shareholder’s Deed.

Exxaro does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. However, Exxaro reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

As of the date of this Amendment, Exxaro does not beneficially own any Class A Shares. Exxaro directly owns 51,154,280 Class B Shares, representing 100% of the outstanding Class B Shares and approximately 43.84% of Tronox’s voting securities. Except as set forth in Item 2 of this Schedule 13D, to the best of Exxaro’s knowledge, none of the persons identified in Item 2 of this Schedule 13D, is, or may be deemed to be, the beneficial owner of any Tronox securities.

Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) To the best of Exxaro’s knowledge, none of the persons identified in Item 2 of this Schedule 13D has engaged in any transactions in Tronox securities during the past 60 days.

(d) To the best of Exxaro’s knowledge, no person other than Exxaro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares owned by Exxaro.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Schedule 13D, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: August 19, 2015

EXXARO RESOURCES LIMITED

By:	/s/ C H Wessels
Name: C H Wessels
Title: Group Company Secretary